September 26, 2024

David-Alexandre C. Gros
Chief Executive Officer
Eledon Pharmaceuticals, Inc.
19800 MacArthur Blvd., Suite 250
Irvine, California 92612

       Re: Eledon Pharmaceuticals, Inc.
           Registration Statement on Form S-3
           Filed September 20, 2024
           File No. 333-282260
Dear David-Alexandre C. Gros:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Chris Edwards at 202-551-6761 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Shelly Heyduk